Exhibit 99.1

THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION FOR THE PURPOSES OF ARTICLE 7 OF THE UK VERSION OF THE MARKET ABUSE REGULATION (EU 596/ 2014) AS IT FORMS PART OF UK LAW BY VIRTUE OF THE EUROPEAN UNION (WITHDRAWAL) ACT 2018, AS AMENDED.

20 May 2024

PureTech Health plc

Launch of Proposed $100 million Tender Offer at 250 pence per Ordinary Share

Notice of General Meeting

PureTech Health plc (Nasdaq: PRTC, LSE: PRTC) (“PureTech” or the “Company”), a clinical-stage biotherapeutics company dedicated to changing the lives of patients with devastating diseases, today announces the opening of its proposed $100 million tender offer (the “Tender Offer”).

Tender Offer Highlights

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The Tender Offer opens today 20 May 2024. Subject to the terms and conditions of the Tender Offer, the Company will purchase for cash a maximum of $100 million in value of ordinary shares of one pence each in the capital of the Company (“Ordinary Shares”) (including Ordinary Shares represented by the Company’s American Depositary Shares each representing 10 Ordinary Shares (“ADSs”)).

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The Tender Offer for the Company’s Ordinary Shares will close at 1:00 p.m. London time on Thursday 20 June 2024 (the “Ordinary Share Closing Date“), and the Tender Offer for the Company’s ADSs will close at 5:00 p.m. New York City time on Tuesday 18 June 2024 (the “ADS Closing Date“), unless the Tender Offer is extended.

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The Company is offering to purchase up to 33,500,000 Ordinary Shares (including Ordinary Shares represented by ADSs) representing approximately 12 percent of the Company’s issued ordinary share capital as at 16 May 2024 (being the latest practicable date before publication of this announcement (“Latest Practicable Date”)) at a fixed price of 250 pence per Ordinary Share (equivalent to £25.00 per ADS) (the “Tender Price”) up to a maximum aggregate amount of $100 million. The maximum amount of $100 million will be translated into a pounds sterling amount on the Ordinary Share Closing Date, and that pounds sterling amount shall determine the maximum number of shares to be accepted for payment in the Tender Offer.

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The Tender Price represents a premium of 25 percent to PureTech’s trailing volume weighted average price per Ordinary Share over the three days prior to 19 March 2024, the date of the Company’s initial announcement of the Tender Offer proposals and a premium of 12.6 percent to the closing price of 222 pence per Ordinary Share on the Latest Practicable Date.

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If the full $100 million is not returned through the Tender Offer, then, if there is sufficient surplus, the Company’s board of directors (“Board”) intends to return such surplus by way of a special dividend following completion of the Tender Offer, without interest, less any applicable withholding taxes and subject to market and industry conditions at the time and any relevant legal restrictions (the “Special Dividend”).

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Completion of the Tender Offer will be conditional, among other things, on shareholder approval at a general meeting of the Company to be held at 11:00 a.m. New York City time (4:00 p.m. London time) on 6 June 2024 at the Company’s offices at 6 Tide Street, Boston, Massachusetts, 02210, United States (the “General Meeting”).

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Full details of the Tender Offer are included in a circular to the Company’s Shareholders (the “Circular”) which will be mailed to Shareholders and ADS Holders today and available on a website set up by the Company for the purposes of the Tender Offer. The website is available at https://investors.puretechhealth.com/tender-offer. Copies of the Circular will be submitted to the National Storage Mechanism and will be available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism. The Circular will also be included as an exhibit to the Schedule TO to be filed with the Securities and Exchange Commission and will be available for inspection at https://www.sec.gov.

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SHAREHOLDERS AND ADS HOLDERS ARE ADVISED TO CONSULT WITH THEIR PROFESSIONAL TAX ADVISORS IN CONNECTION WITH CERTAIN US FEDERAL WITHHOLDING TAX CONSIDERATIONS DESCRIBED IN FURTHER DETAIL BELOW (SEE “Certain US Federal Income Tax Considerations with Respect to the Tender Offer”).

Structure of the Tender Offer

The Tender Offer will be implemented on the basis of Jefferies International Limited (“Jefferies”) acquiring, as principal, the successfully tendered Ordinary Shares (including Ordinary Shares represented by ADSs) at the Tender Price. In turn, Jefferies has the right to require the Company to purchase such Ordinary Shares (including Ordinary Shares represented by ADSs) from it at the same Tender Price pursuant to an option agreement entered into between the Company and Jefferies (the “Option Agreement”). If Jefferies does not exercise its right to require the Company to purchase such Ordinary Shares (including Ordinary Shares represented by ADSs), the Company has the right to require Jefferies to sell such Ordinary Shares (including Ordinary Shares represented by ADSs) to it at the same price. The Company intends to cancel the Ordinary Shares (including Ordinary Shares represented by ADSs) purchased by it pursuant to the Tender Offer.

Shareholders can decide whether they want to tender all, some or none of their Ordinary Shares or ADSs in the Tender Offer.

If the aggregate value at the Tender Price of all validly tendered Ordinary Shares (including Ordinary Shares represented by ADSs) exceeds $100 million (based on the applicable exchange rate of US dollars to pounds sterling on the Ordinary Share Closing Date) or the number of validly tendered Ordinary Shares (including Ordinary Shares represented by ADSs) exceeds 33,500,000 Ordinary Shares, then not all of the Ordinary Shares (including Ordinary Shares represented by ADSs) validly tendered will be accepted and purchased. In these circumstances, tenders will be scaled down pro-rata to the total number of Ordinary Shares (including Ordinary Shares represented by ADSs) so tendered by that shareholder, such that the total cost of Ordinary Shares (including Ordinary Shares represented by ADSs) purchased pursuant to the Tender Offer does not exceed $100 million or the total number of validly tendered Ordinary Shares (including Ordinary Shares represented by ADSs) does not exceed 33,500,000 Ordinary Shares.

Certain US Federal Income Tax Considerations with Respect to the Tender Offer

Shareholders and ADS Holders should consult their professional tax advisors in connection with the Tender Offer.

Shareholders and ADS Holders should note that, due to the circumstances of its formation and the application of Section 7874 of the United States Internal Revenue Code of 1986, as amended (“Code”), the Company is treated as a US domestic corporation for US federal income tax purposes. Accordingly, the Company is subject to US federal income tax as if it were a US corporation, and distributions made by the Company (including certain payments in respect of the Tender Offer that are treated as distributions for US federal income tax purposes) are generally treated as US-source dividends, as if the Company were incorporated in the US. As a result, both US Holders and Non-US Holders (each as defined in the Circular) may be subject to US federal income tax withholding on receipt of cash proceeds from any tendered Ordinary Shares or ADSs accepted in the Tender Offer and the Special Dividend (if any).

The attention of Shareholders and ADS Holders is drawn to Part VI of the Circular, which provides a summary of certain material UK tax and US federal income tax consequences for Shareholders and ADS Holders of accepting the Tender Offer or receipt of the Special Dividend (if any).

All Shareholders and ADS Holders should receive a Section 302 Certification. Copies of the Section 302 Certification, IRS Form W-9, and IRS Forms W-8, as well the IRS instructions with respect to such IRS Forms, are also available on the Microsite set up by the Company for the purposes of the Tender Offer. The Microsite is available at https://investors.puretechhealth.com/tender-offer.

In consultation with their professional tax advisors regarding their individual circumstances, Shareholders and ADS Holders should complete the Section 302 Certification and an IRS Form W-9 or applicable IRS Form W-8, as applicable, in accordance with the instructions thereon. Shareholders and ADS Holders should return the properly completed Section 302 Certification and the IRS Form W-9 or applicable IRS Form W-8, as applicable, in accordance with the instructions set forth the Circular, the Tender Form, the Letter of Transmittal and the Section 302 Certification, as applicable. Part VI of the Circular also provides additional information to Shareholders and ADS Holders on the process for returning a Section 302 Certifications and an IRS Form W-9 or applicable IRS Forms W-8, as applicable.

The appropriate IRS Form W-9 or Form W-8 should be returned whether or not a Shareholder plans to participate in the Tender Offer, if not previously provided. IRS Form W-9 and IRS Form W-8 will also be relevant in connection with the Special Dividend (if any).

This information is not tax advice, and the Company cannot advise you with respect to taxes. Shareholders and ADS Holders should consult their professional tax advisors, in particular regarding their individual tax position and the exemptions or reductions of US withholding tax that may be available to them. For more information, Shareholders and ADS Holders should read the full text of this announcement of the Tender Offer, the Circular, the Tender Form, and the Letter of Transmittal.

General Meeting

Implementation of the Tender Offer is conditional upon, amongst other things, the approval of the shareholders of the resolution necessary to implement the Tender Offer (the “Resolution”). For this purpose, the Company is convening the General Meeting for 11 a.m. New York City time (4 p.m. London time) on 6 June 2024 to be held at 6 Tide Street, Boston, Massachusetts, 02210, United States to consider and, if thought fit, pass the Resolution to approve the terms on which the Tender Offer will be effected. A notice convening the General Meeting is set out at the end of the Circular.

Participating in the Tender Offer

If you are a Shareholder and hold your Ordinary Shares in Certificated Form and you wish to tender all or any of your Ordinary Shares, you should complete the Tender Form in accordance with the instructions printed on it and in Part V of the Circular and return it by post in the accompanying reply-paid envelope (for use in the UK only) to the Receiving Agent, at the Pavilions, Bridgewater Road, Bristol, BS99 6AH so as to be received by no later than 1:00 p.m. (London time) on Thursday 20 June 2024, together with your share certificate(s) in respect of the Ordinary Shares tendered.

If you are a Shareholder and hold your Ordinary Shares in Uncertificated Form and you wish to tender all or any of your Ordinary Shares, you should send the TTE Instruction through CREST so as to settle by no later than 1:00 p.m. (London time) on Thursday 20 June 2024.

Any ADS Holder who holds ADSs on the books of the Depositary who wishes to tender pursuant to the Tender Offer should properly complete and duly execute a Letter of Transmittal (or facsimile thereof), together with any required signature guarantees and any other required documents, and deliver such documents to the tender agent for the ADSs, Citibank, N.A. (the “Tender Agent”), at the appropriate address set forth in the Letter of Transmittal so as to be received no later than 5:00 p.m. (New York City time) on the ADS Closing Date (unless the Tender Offer is extended). In addition, the ADRs evidencing the tendered ADSs must be received by the Tender Agent at the appropriate address or be delivered pursuant to the procedures for book-entry transfer set forth below (and a confirmation of receipt of such transfer must be received by the Tender Agent) so as to be received no later than 5:00 p.m. (New York City time) on the ADS Closing Date.

If the ADSs are held through a broker, dealer, commercial bank, trust company or other securities intermediary and the ADS Holder wishes to participate in the Tender Offer, such ADS Holder should provide tender instructions in accordance with the instructions provided by such intermediary in sufficient time so as to ensure that such intermediary can provide such instructions to the Tender Agent so as to be received no later than 5:00 p.m. (New York City time) on the ADS Closing Date (unless the Tender Offer is extended).

Timetable

A summary expected timetable of principal events is set out in Appendix I to this announcement.

Shareholder Helpline

If you have any questions about the procedure for tendering Ordinary Shares, please call Computershare Investor Services PLC on +44 370 707 4040. Calls are charged at the standard geographic rate and will vary by provider. Calls outside the United Kingdom will be charged at the applicable international rate. The helpline is open between 8:30 a.m. – 5:30 p.m., London time Monday to Friday, excluding public holidays in England and Wales. Please note that Computershare Investor Services PLC will be unable to give advice on the merits of the Tender Offer or to provide financial, investment or taxation advice.

The Information Agent with respect to the Tender Offer for ADSs and Ordinary Shares in the United States is Georgeson LLC. If you are an ADS holder, an ordinary shareholder, bank, broker or institutional holder in the United States and have questions on how you can participate in the Tender Offer, please call the Information Agent at (+1) 866 529 2770 (toll-free) and (+1) 781 896 6940 (from other countries) from 9 a.m. to 8 p.m. New York City time Monday to Friday, and Saturday from 10 a.m. to 2 p.m. New York City time.

Contact:

PureTech Health plc

Public Relations

publicrelations@puretechhealth.com

Investor Relations

IR@puretechhealth.com

Jefferies International Limited

Ed Matthews

+44 (0)20 7548 4107

ematthews1@jefferies.com

Jee Lee

+44 (0)20 7029 8545

Jee.Lee@jefferies.com

UK/EU Media

Ben Atwell, Rob Winder

+44 (0) 20 3727 1000

puretech@fticonsulting.com

US Media

Nichole Bobbyn

+1 774 278 8273

nichole@tenbridgecommunications.com

About PureTech Health

PureTech is a clinical-stage biotherapeutics company dedicated to giving life to new classes of medicine to change the lives of patients with devastating diseases. The Company has created a broad and deep pipeline through its experienced research and development team and its extensive network of scientists, clinicians and industry leaders that is being advanced both internally and through its Founded Entities. PureTech’s R&D engine has resulted in the development of 29 therapeutics and therapeutic candidates, including two that have received both U.S. FDA clearance and European marketing authorization and a third (KarXT) that has been filed for FDA approval. A number of these programs are being advanced by PureTech or its Founded Entities in various indications and stages of clinical development, including registration enabling studies. All of the underlying programs and platforms that resulted in this pipeline of therapeutic candidates were initially identified or discovered and then advanced by the PureTech team through key validation points.

For more information, visit www.puretechhealth.com or connect with us on X (formerly Twitter) @puretechh.

Additional Information for US Investors

The Tender Offer qualifies as a “Tier II” offer in accordance with Rule 14d-1(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and, as a result, is exempt from certain provisions of otherwise applicable US statutes and rules relating to tender offers. US and English law and practice relating to tender offers are different in certain material respects. The Company intends to rely on the Tier II exemption from Rule 14e-1(c) on prompt payment where the Company will follow English law and practice.

This communication is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities of the Company pursuant to the Tender Offer or otherwise. The Tender Offer will only be made pursuant to the Circular and other related materials filed as part of the Tender Offer Statement on Schedule TO, in each case as may be amended or supplemented from time to time. The Company’s security holders are advised to carefully read these documents, and any amendments to these documents, in their entirety before making any decision with respect to the Tender Offer, because these documents will contain important information. The Company’s security holders may obtain copies of these documents and other documents filed with the SEC for free at the SEC’s website at www.sec.gov. In addition, the Company will provide copies of such documents free of charge to its security holders.

In accordance with normal market practice in the UK and pursuant to Rule 14e-5(b)(12) under the Exchange Act, the Company or its nominees or brokers or Jefferies or its affiliates may from time to time make certain purchases of, or arrangements to purchase Ordinary Shares outside the United States, otherwise than pursuant to the Tender Offer, before or during the period in which the Tender Offer remains open for acceptance, such as in open market purchases at prevailing prices or privately negotiated purchases at negotiated prices. Such purchases, or arrangements to purchase will comply with all applicable rules in the UK, including the Listing Rules of the FCA and the Admission and Disclosure Standards of the London Stock Exchange. Any information about such purchases will be disclosed as required in the UK and the US and, if required, will be reported via a Regulatory Information Service and will be available to all investors (including US investors) on the London Stock Exchange website at www.londonstockexchange.com.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including without limitation statements that relate to our expectations around our therapeutic candidates and approach towards addressing major diseases, our future prospects, developments, and strategies, and statements regarding the intent, belief or current expectations regarding the Tender Offer. The forward-looking statements are based on current expectations and are subject to known and unknown risks, uncertainties and other important factors that could cause actual results, performance and achievements to differ materially from current expectations, including, but not limited to, those risks, uncertainties and other important factors described under the caption “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2023 filed with the SEC and in our other regulatory filings. These forward-looking statements are based on assumptions regarding the present and future business strategies of the Company and the environment in which it will operate in the future. Each forward-looking statement speaks only as at the date of this press release. Except as required by law and regulatory requirements, we disclaim any obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

Other Important Notices

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Ordinary Shares (including Ordinary Shares represented by ADSs). The Tender Offer is made only pursuant to the Circular, the related Tender Form with respect to the Ordinary Shares and the related Letter of Transmittal with respect to the ADSs. The Tender Offer is not being made to, holders of Ordinary Shares (including Ordinary Shares represented by ADSs) residing in any jurisdiction in which the making of the Tender Offer would not be in compliance with the laws of that jurisdiction. In any jurisdiction where the securities, “blue sky”, or other laws require the Tender Offer to be made by a licensed broker or dealer, the Tender Offer will be deemed to be made on behalf of Jefferies International Limited by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Jefferies, which is authorised and regulated by the Financial Conduct Authority in the United Kingdom (“FCA”), is acting exclusively for the Company as financial advisor and broker in connection with the Tender Offer and is not, and will not be, responsible to anyone other than the Company for providing the protections afforded to its clients nor for providing advice in connection with the Tender Offer or any other matters set out in this announcement.

Apart from the responsibilities and liabilities, if any, which may be imposed on Jefferies under the Financial Services and Markets Act 2000, as amended or the regulatory regime established thereunder: (i) neither Jefferies or any persons associated or affiliated with Jefferies accepts any responsibility whatsoever or makes any warranty or representation, express or implied, in relation to the contents of this announcement, including its accuracy, completeness or verification or for any other statement made or purported to be made by, or on behalf of it, the Company or the directors of the Company, in connection with the Company and/or the Tender Offer; and (ii) Jefferies accordingly disclaims, to the fullest extent permitted by law, all and any liability whatsoever, whether arising in tort, contract or otherwise (save as referred to above) which it might otherwise be found to have in respect of this announcement or any such statement.

PureTech Health plc

Proposed capital return of $100 million by way of a Tender Offer at 250 pence per Ordinary Share and Notice of General Meeting

1.	INTRODUCTION

On 18 March 2024, the Company announced that it will receive approximately $293 million gross proceeds from the sale of its remaining stake in Karuna Therapeutics, Inc. (“Karuna”) pursuant to the completed acquisition of Karuna by Bristol Myers Squibb which has acquired all outstanding common stock of Karuna.

On 19 March 2024, the Company announced a proposed capital return of $100 million to Shareholders by way of a Tender Offer and subsequent repurchase of Ordinary Shares (including Ordinary Shares represented by ADSs) by the Company at a fixed tender price of 250 pence per Ordinary Share. The capital return of $100 million represents approximately 14 percent of the Company’s market capitalisation based on the Company’s closing share price as at 18 March 2024, being the date prior to the announcement of the proposed Tender Offer.

The Company’s $50 million share buyback program completed on 7 February 2024, which, together with the proposed Tender Offer, would constitute $150 million of capital returned to Shareholders, representing approximately 20 percent of the Company’s market capitalisation as at 16 May 2024, being the Latest Practicable Date before publication of the Circular.

The fixed Tender Price of 250 pence per Ordinary Share (equivalent to £25.00 per ADS) represents:

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a premium of 25 percent to PureTech’s trailing volume weighted average price per Ordinary Share over the three days prior to 19 March 2024, the date of PureTech’s initial announcement of the Tender Offer proposals; and

•	a premium of 12.6 percent to the closing price of 222 pence per Ordinary Share on the Latest Practicable Date.

Shareholders are not required to tender any or all of their Ordinary Shares (including Ordinary Shares represented by ADSs) if they do not wish to do so. There is no guarantee that the Tender Offer will return the full sum of $100 million to Shareholders. If the full $100 million is not returned through the Tender Offer, then, if there is sufficient surplus, the Board intends to return such surplus by way of a special dividend following completion of the Tender Offer, without interest, less any applicable withholding taxes and subject to market and industry conditions at the time and any relevant legal restrictions (the “Special Dividend”).

Shareholder approval for the maximum number of Ordinary Shares which may be acquired and the fixed price at which Ordinary Shares may be acquired at a General Meeting to be held at 11:00 a.m. (New York City time) (4:00 p.m. (London time)) on 6 June 2024. The Notice of General Meeting is set out in the Circular.

The Circular contains details of the procedure that should be followed by those Shareholders and ADS Holders wishing to participate in the Tender Offer.

Shareholders and ADS Holders should note that any amounts paid to Shareholders or ADS Holders in respect of the Tender Offer and the Special Dividend (if any) may be subject to US withholding tax unless the appropriate certifying forms can be provided by such Shareholder or ADS Holder to establish an exemption from, or a reduction of, such US withholding tax.

Shareholders and ADS Holders should refer to Part VI of the Circular for further information on the important tax considerations in respect of the Tender Offer and Special Dividend (if any), together with instructions on the arrangements to provide appropriate certifying forms.

2.	TENDER OFFER

2.1	Background to and reasons for the Tender Offer

On 18 March 2024, the Company announced the completion of the sale of its stocks in Karuna to Bristol Myers Squibb, Inc. (“BMS”) for a total equity value of approximately $14 billion (the “Transaction”). The Company received approximately $293 million gross proceeds from the sale of its Karuna equity position. In addition, the Company is eligible to receive further milestones and royalty payments based on certain regulatory and commercial successes.

On 25 April 2024, the Company published its annual report and accounts for the year ending 31 December 2023 (“2023 Annual Report”). The Annual Report included an update on subsequent events following the financial year end up to 25 April 2024. The Company’s performance and outlook has continued in line with expectations since the publication of the 2023 Annual Report.

As stated in the 2023 Annual Report, the Company determines its capital allocation with a measured approach that balances support for its current internal and founded entity programs and the funding of future innovation, with the goal of maximising Shareholder returns. The Board will assess ongoing opportunities to improve Shareholder returns, including additional capital returns to Shareholders from future monetisation events, while maintaining a cash runway of at least three years to support its internal programs, founded entities, future innovation and operational needs. The Board has determined that the Tender Offer would be the most suitable way of returning a proportion of the proceeds of the Transaction to Shareholders in a quick and efficient manner, taking account of the relative costs, complexity and timeframes of the possible methods available.

Subject to the passing of the Resolution by Shareholders at the General Meeting, the Directors will give Shareholders the opportunity to tender Ordinary Shares (including Ordinary Shares represented by ADSs) through the Tender Offer for cash only. The Resolution will give the Directors authority to acquire up to 33,500,000 Ordinary Shares at a fixed tender price of 250 pence per Ordinary Share (the “Tender Price”).

Tenders will only be accepted at the Tender Price. Subject to satisfaction of the Tender Conditions to the Tender Offer, Ordinary Shares which are successfully tendered under the Tender Offer will be purchased at the Tender Price.

If the full amount of the $100 million is not returned through the Tender Offer, and if there is sufficient surplus, the Board intends to return such surplus by way of the Special Dividend.

The Issued Ordinary Share Capital on the Latest Practicable Date was 270,761,077 Ordinary Shares (excluding 18,707,082 Ordinary Shares held in treasury). If the Tender Offer is implemented in full, this will result in the purchase and cancellation of up to 33,500,000 Ordinary Shares (including Ordinary Shares represented by ADSs) (representing approximately 12 percent of the Issued Ordinary Share Capital of the Company on the Latest Practicable Date). Shareholders should note that the Issued Ordinary Share Capital numbers referred to in this paragraph take no account of any dilution which may be caused by the Share Plans, which is explained in further detail in the Circular.

2.2	Benefits of the Tender Offer

The Board considered various options for returning cash to Shareholders and determined that the Tender Offer, together with any subsequent Special Dividend (if any), would be the most appropriate means of returning cash to Shareholders. In particular:

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the Tender Offer provides those Shareholders who wish to sell Ordinary Shares (including Ordinary Shares represented by ADSs) with the opportunity to do so at a market-driven price with a premium as at the Latest Practicable Date;

•	the Tender Offer enables those Shareholders who do not wish to receive capital at this time to maintain their full investment in the Company;

•

the Tender Price represents a premium of 25 percent to PureTech’s trailing volume weighted average price per Ordinary Share over the three days prior to 19 March 2024, the date of PureTech’s initial announcement of the Tender Offer proposals and a premium of 12.6 percent to the closing price of 222 pence per Ordinary Share on the Latest Practicable Date;

•	the Tender Offer is available to all Shareholders regardless of the size of their shareholdings; and

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the Tender Offer allows the Company to broaden the scope of the return of capital to include Ordinary Shares held by those Shareholders whose Ordinary Shares (including Ordinary Shares represented by ADSs) might not be purchased by the Company through a share purchase programme.

2.3	Principal Terms of the Tender Offer

Jefferies will implement the Tender Offer by acquiring, as principal, the successfully tendered Ordinary Shares (including Ordinary Shares represented by ADSs) at the Tender Price. Ordinary Shares (including Ordinary Shares represented by ADSs) purchased by Jefferies pursuant to the Tender Offer will be purchased as principal and such purchases will be market purchases in accordance with the provisions of the Act, the Prospectus Regulation Rules, the Listing Rules, the rules of the London Stock Exchange, the Disclosure Guidance and Transparency Rules and the Takeover Code. Immediately following completion of the Tender Offer, Jefferies shall exercise its right to sell such Ordinary Shares (including Ordinary Shares represented by ADSs) to the Company, at the Tender Price, pursuant to the Option Agreement. If Jefferies does not exercise its right to require the Company to purchase such Ordinary Shares (including Ordinary Shares represented by ADSs), the Company has the right to require Jefferies to sell such Ordinary Shares (including Ordinary Shares represented by ADSs) to it at the Tender Price. Purchases of Ordinary Shares by the Company pursuant to the Option Agreement will also be market purchases in accordance with the provisions of the Act, the Prospectus Regulation Rules, the Listing Rules, the rules of the London Stock Exchange, the Disclosure Guidance and Transparency Rules and the Takeover Code.

All of the Ordinary Shares (including Ordinary Shares represented by ADSs) purchased by the Company pursuant to the Option Agreement in connection with the Tender Offer will be cancelled. Further details on the Option Agreement are set out in Part VIII of the Circular.

Shareholders can decide whether they want to tender all, some or none of their Ordinary Shares (including Ordinary Shares represented by ADSs) in the Tender Offer.

As at the date of this announcement, it is proposed that a maximum of 33,500,000 Ordinary Shares (including Ordinary Shares represented by ADSs) be purchased under the Tender Offer at the Tender Price, representing approximately 12 percent of the Company’s Issued Ordinary Share Capital as at 16 May 2024, being the Latest Practicable Date, for a maximum aggregate amount of $100 million. The maximum amount of $100 million will be translated into a pounds sterling amount on the Ordinary Share Closing Date, which pounds sterling amount shall determine the maximum number of shares to be accepted for payment in the Tender Offer.

Tenders in respect of Ordinary Shares may only be made at the Tender Price and tenders of ADSs may only be made at the ADS Tender Price.

Each ADS represents 10 Ordinary Shares. Accordingly, the amount an ADS Holder will receive for each ADS in respect of which the underlying Ordinary Shares are successfully tendered under the Tender Offer will be an amount of £25.00 (twenty five pounds sterling), being ten times the Tender Price, with such amounts to be converted by the Tender Agent from pounds sterling into US dollars and paid to the ADS Holder in US dollars (the “ADS Tender Price”). For illustrative purposes, the ADS Tender Price is equivalent to $31.68 per ADS (each of which represents 10 Ordinary Shares), based on an exchange rate of pounds sterling to US dollars of £1.00 to $1.2671 (being the exchange rate on the Latest Practicable Date). The actual amount of US dollars such ADS Holder receives will depend upon the exchange rate prevailing at the time the Tender Agent converts the pounds sterling amount into US dollars.

ADS Holders should be aware that the US dollar/pound sterling exchange rate that is prevailing on the date on which ADSs are tendered may be different than the US dollar/pound sterling exchange rate prevailing at the time the pounds sterling are converted into US dollars.

Successfully tendered Ordinary Shares that are accepted for payment will be cancelled.

Shareholders do not have to tender any Ordinary Shares if they do not wish to do so, and ADS Holders do not have to tender any ADSs if they do not wish to do so.

ADS Holders should refer to Part VIII of the Circular.

The Tender Offer will close at 1:00 p.m. (London time) on Thursday 20 June 2024 (and for ADS Holders at 5:00 p.m. (New York City time) on Tuesday 18 June 2024) and tenders received after those times (as appropriate) will not be accepted (unless the Tender Offer is extended).

Shareholders should note that, once tendered, Ordinary Shares may not be sold, transferred, charged, or otherwise disposed of other than in accordance with the Tender Offer.

Shareholders who are in any doubt as to the contents of this announcement or as to the action to be taken should immediately consult their stockbroker, bank manager, solicitor, accountant, or other independent financial advisor authorised under FSMA, if taking advice in the UK or, if resident in another jurisdiction, from another appropriately authorised independent financial or professional advisor.

2.4	Number of Ordinary Shares to be purchased

If the aggregate value at the Tender Price of all validly tendered Ordinary Shares (including Ordinary Shares represented by ADSs) exceeds $100 million (based on the applicable exchange rate of US dollars to pounds sterling on the Ordinary Share Closing Date), or the number of validly tendered Ordinary Shares (including Ordinary Shares represented by ADSs) exceeds 33,500,000 Ordinary Shares, acceptances of validly tendered Ordinary Shares (including Ordinary Shares represented by ADSs) will be scaled-down pro-rata to the total number of Ordinary Shares (including Ordinary Shares represented by ADSs) so tendered by that Shareholder, as described in paragraphs 2.14 and 2.15 of Part V of the Circular. Accordingly, where scaling-down applies, there is no guarantee that all of the Ordinary Shares (including Ordinary Shares represented by ADSs) which are tendered will be accepted for purchase.

Successfully tendered Ordinary Shares will be purchased free of commission and dealing charges.

Any Ordinary Shares repurchased by the Company from Jefferies following the purchase by Jefferies will be cancelled. Any rights of Shareholders who choose not to tender their Ordinary Shares or ADSs will be unaffected.

Subject to any applicable law and regulatory requirements (including the rules and regulations of the London Stock Exchange and SEC), the Company reserves the right at any time prior to the expiration of the Tender Offer, and with the prior consent of Jefferies, to extend the period during which the Tender Offer is open, based on market conditions and/or other factors.

2.5	Circumstances in which the Tender Offer may not proceed

There is no guarantee that the Tender Offer will take place. The Tender Offer is conditional on, among other things:

A.	the passing of the Resolution at the General Meeting;

B.

receipt of valid tenders in respect of at least 2,707,611 Ordinary Shares (including Ordinary Shares represented by ADSs) (representing approximately one percent of the Issued Ordinary Share Capital of the Company as at the Latest Practicable Date) by 1:00 p.m. on the Ordinary Share Closing Date (unless the Tender Offer is extended);

C.

Jefferies being satisfied, acting reasonably, that, at all times up to immediately prior to the announcement of the results of the Tender Offer, the Company has complied with its obligations, and is not in breach of any of the representations and warranties given by it, under the Option Agreement;

D.	the Company continuing to have sufficient profits available for distribution to acquire, under the Option Agreement, the Ordinary Shares purchased by Jefferies pursuant to the Tender Offer;

E.	there not arising any material adverse change or certain other force majeure events prior to the closing of the Tender Offer; and

F.	certain other Tender Conditions as set out in paragraph 2.1 of Part V of the Circular.

The Company has reserved the right at any time prior to the expiration of the Tender Offer, with the prior consent of Jefferies, to extend the period during which the Tender Offer is open and/or vary the aggregate value of the Tender Offer, based on market conditions and/or other factors, subject to compliance with applicable legal and regulatory requirements. Any such decision will be announced by the Company through a Regulatory Information Service and by a press release in the US.

The Company may terminate the Tender Offer if the Company concludes, in its reasonable discretion, one or more of the Tender Conditions set out in paragraph 2.1 of Part V of this Tender Offer have not been satisfied.

2.6 Results announcement

As set out in the expected timetable below, it is expected that the results of the Tender Offer will be announced on 24 June 2024, subject to the satisfaction of the Tender Conditions. Settlement is then expected to take place as set out in the timetable.

2.7	Full terms and conditions of the Tender Offer

Full details of the Tender Offer, including the terms and conditions on which it is made, are set out in Part V of the Circular. Some questions and answers related to the Tender Offer are set out in Part IV of the Circular.

Further details of the Tender Offer in respect of the ADSs, including some questions and answers relating to the tender of the Ordinary Shares represented by ADSs and certain terms and conditions on which the Tender Offer is made in respect of the ADSs, are set out in Part VIII of the Circular.

3.	GENERAL MEETING TO APPROVE THE RESOLUTION

The Tender Offer requires the approval by Shareholders of the Resolution at the General Meeting. For this purpose, the Company is convening the General Meeting for 11:00 a.m. (New York City time) (4:00 p.m. (London time)) on 6 June 2024 to be held at 6 Tide Street, Boston, Massachusetts, 02210, United States to consider and, if thought fit, pass the Resolution to authorise and to approve the terms on which the Tender Offer will be effected. A notice convening the General Meeting is set out at the end of the Circular.

The General Meeting has been convened to consider and, if thought fit, approve a resolution authorising the Company to purchase up to a maximum of 33,500,000 Ordinary Shares, representing approximately 12 percent of the Issued Ordinary Share Capital as at the Latest Practicable Date.

The Company will not purchase Ordinary Shares pursuant to the Tender Offer unless the Resolution is duly passed.

A summary of action to be taken by Shareholders in connection with the General Meeting is set out in paragraph 9 of Part III of the Circular, together with the notes to the Notice of General Meeting as set out in Part X of the Circular.

4.	TAX

Shareholders and ADS Holders should note that, due to the circumstances of its formation and the application of Section 7874 of the United States Internal Revenue Code of 1986, as amended (“Code”), the Company is treated as a US domestic corporation for US federal income tax purposes. Accordingly, the Company is subject to US federal income tax as if it were a US corporation, and distributions made by the Company (including certain payments in respect of the Tender Offer that are treated as distributions for US federal income tax purposes) are generally treated as US-source dividends. As a result, both US Holders and Non-US Holders may be subject to US federal income tax withholding on receipt of cash proceeds from any tendered Ordinary Shares or ADSs accepted in the Tender Offer and the Special Dividend (if any).

The attention of Shareholders is drawn to Part VI of the Circular, which provides a summary of certain material UK tax and US federal income tax consequences for Shareholders of accepting the Tender Offer or receipt of the Special Dividend (if any). Part VI also provides additional information to Shareholders on Section 302 Certifications, IRS Form W-9 and IRS Form W-8.

This information is not tax advice. Shareholders and ADS Holders should consult their professional tax advisors, in particular regarding their individual tax position and the exemptions or reductions of US withholding tax that may be available to them.

5.	OVERSEAS SHAREHOLDERS

The attention of Shareholders who are not resident in, or nationals or citizens of, the United Kingdom is drawn to paragraph 5 of Part V of the Circular.

6.	BOARD INTENTIONS

The Company’s Chief Executive Officer, Dr Bharatt Chowrira, has confirmed that he does not intend to tender any of his current individual beneficial holding of Ordinary Shares through the Tender Offer. The remainder of the Board, comprising the Company’s interim chair and the Company’s non-executive directors, are each considering their individual position and may tender Ordinary Shares of which they are the registered or beneficial holder, or otherwise hold on trust as trustees (as applicable), under the Tender Offer.

7.	RECOMMENDATION BY THE BOARD

The Directors consider that the Tender Offer is in the best interests of the Shareholders as a whole. Accordingly, the Board recommends that Shareholders vote in favour of the Resolution, as the Directors intend to do for their respective individual beneficial holdings of, in aggregate, 7,938,094 Ordinary Shares, representing approximately 3 per cent. of the Issued Ordinary Share Capital of the Company as at the Latest Practicable Date.

The Board makes no recommendation to Shareholders in relation to participation in the Tender Offer itself. Whether or not Shareholders decide to tender all, or any, of their Ordinary Shares (including Ordinary Shares represented by ADSs) will depend on, among other things, their view of the Company’s prospects and their own individual circumstances, including their own financial and tax position. Shareholders are required to take their own decision and are recommended to consult with their duly authorised independent financial or professional advisor.

Appendix I

Expected Timetable

Announcement of launch of the Tender Offer, publication of the Circular and the Notice of General Meeting	20 May 2024

File Schedule TO with the SEC	20 May 2024

Tender Offer opens	20 May 2024

Latest time and date for receipt by the Depositary of voting instructions in respect of ADSs for the General Meeting	10:00 a.m. New York City time on 31 May 2024

Latest time and date for receipt of Forms of Proxy for the General Meeting	11:00 a.m. New York City time (4:00 p.m. London time) on 4 June 2024

General Meeting	11:00 a.m. New York City time (4:00 p.m. London time) on 6 June 2024

Announcement of results of the General Meeting	6 June 2024

Latest time and date for receipt by Tender Agent of Letters of Transmittal for ADSs and book-entry transfer of ADSs	5:00 p.m. New York City time on 18 June 2024

Latest time and date for receipt of Tender Forms and share certificates in relation to the Tender Offer	1:00 p.m. London time on 20 June 2024

Latest time and date for receipt of TTE Instructions in relation to the Tender Offer	1:00 p.m. London time on 20 June 2024

Announcement of results of the Tender Offer	24 June 2024

Purchase of Ordinary Shares under the Tender Offer	24 June 2024

CREST accounts credited with Tender Offer proceeds in respect of uncertificated Ordinary Shares	by 25 June 2024

CREST accounts credited for revised, uncertificated holdings of Ordinary Shares (or, in the case of unsuccessful tenders, for entire holdings of Ordinary Shares)	by 25 June 2024

Cheques despatched in respect of Tender Offer proceeds for Certificated Ordinary Shares	by 3 July 2024

Credit of proceeds in respect of book-entry ADSs	by 3 July 2024

Despatch of balance of ADSs	by 3 July 2024

Cheques despatched in respect of Tender Offer proceeds for Certificated ADSs	by 3 July 2024

Return of share certificates in respect of unsuccessful tenders of Certificated Ordinary Shares	by 3 July 2024

Despatch of balancing share certificates (in respect of Certificated Ordinary Shares) for revised, certificated holdings in the case of partially successful tenders	by 3 July 2024

Notes:

The dates and times set forth above are in accordance with English law and practice and are subject to the Company’s right or, upon certain conditions set forth in the US securities laws, the Company’s obligation to extend or amend the Tender Offer.

References to times in this timetable are to London time (British Summer Time (BST)) or New York City time (Eastern Daylight Time (EDT)) (as stated).

Definitions

The following definitions apply throughout this announcement, unless stated otherwise:

Act	the Companies Act 2006 of England and Wales, as amended from time to time

ADR	American Depositary Receipt representing ADSs

ADS	American Depositary Share, each representing 10 Ordinary Shares

ADS Closing Date	5:00 p.m. New York City time on Tuesday 18 June 2024, unless the Tender Offer is extended

ADS Holders	the holder(s) of ADSs from time to time

ADS Tender Price	an amount of £25.00 (twenty five pounds sterling), being ten times the Tender Price, with such amounts to be converted by the Tender Agent from pounds sterling into US dollars and paid to the ADS Holder in US dollars

BMS	Bristol Myers Squibb, Inc.

Board	the Company’s board of directors as at the date of this announcement

Certificated Form or Certificated	a share, title to which is recorded in the relevant register of the share concerned as being held in certificated form (that is, not in CREST)

Circular	the document mailed on the date of this announcement to the Shareholders and ADS Holders with details of the Tender Offer

Code	the United States Internal Revenue Code of 1986, as amended

Company	PureTech Health plc, a public limited company incorporated in England with registered number 09582467 and registered office C/O Tmf Group, 13th Floor, One Angel Court, London, EC2R 7HJ, United Kingdom

Company’s Registrar’s Helpline	+44 (0)370 707 4040, the helpline available to Shareholders in connection with the Tender Offer in respect of Ordinary Shares and operated by Computershare Investor Services PLC, in its capacity as, the Company’s Registrar and Receiving Agent

Company’s Registrar	Computershare Investor Services PLC

CREST	the paperless settlement procedure operated by Euroclear enabling system securities to be evidenced otherwise than by certificates and transferred otherwise than by written instrument

Depositary	Citibank, N.A., located at 388 Greenwich Street, New York, New York, 10013, United States

Directors	the directors of the Company on the date of this announcement (or, where the context requires, the directors of the Company from time to time)

Euroclear	Euroclear UK & International Limited, the operator of CREST

Exchange Act	United States Securities Exchange Act of 1934, as amended

FCA	the Financial Conduct Authority of the United Kingdom

FSMA	the Financial Services and Markets Act 2000, as amended from time to time

General Meeting	the general meeting of the Company to be held at 6 Tide Street, Boston, Massachusetts, 02210, United States, at 11:00 a.m. (New York City time) (4:00 p.m. (London time) on 6 June 2024, or any adjournment thereof, notice of which is set out in the Circular

Information Agent	Georgeson LLC of 1290 avenue of the Americas, 9th floor, New York, NY 10104, United States

Issued Ordinary Share Capital	the Company’s issued ordinary share capital, excluding any treasury shares from time to time

Jefferies	Jefferies International Limited

Karuna	Karuna Therapeutics, Inc.

Latest Practicable Date	16 May 2024, being the latest practicable date prior to this announcement

Letter of Transmittal	the Letter of Transmittal issued with the Circular to registered ADS Holders in connection with the Tender Offer

Listing Rules	the listing rules made under Part VI of FSMA (and contained in the FCA’s publication of the same name), as amended from time to time

London Stock Exchange	London Stock Exchange plc

Non-US Holder	has the meaning given to it in paragraph 1.5 of section B of Part VI of the Circular

Notice of General Meeting	the notice of the General Meeting which appears in Part X of the Circular

Option Agreement	the option agreement dated 20 May 2024, between Jefferies and the Company

Ordinary Share Closing Date	1:00 p.m. London time on Thursday 20 June 2024 in respect of Ordinary Shares, unless the Tender Offer is extended

Ordinary Shares	the ordinary shares of one pence each in the capital of the Company

Overseas Shareholders	a Shareholder who is a resident in, or a national or citizen of, a jurisdiction outside the United Kingdom

Prospectus Regulation Rules	the prospectus regulation rules made under Part VI of FSMA (and contained in the FCA’s publication of the same name), as amended from time to time

Receiving Agent	Computershare Investor Services PLC, at The Pavilions Bridgwater Road, Bristol, BS99 6AH, United Kingdom

Register	the Company’s register of members

Regulatory Information Service	a service approved by the FCA for the distribution to the public of regulatory announcements and included within the list maintained on the FCA’s website

Resolution	the special resolution to be proposed at the General Meeting, as set out in the Notice of General Meeting

SEC	the United States Securities and Exchange Commission

Section 302 Certification	means the Section 302 Certification of Treatment of Tender Payment made available to holders of Ordinary Shares and ADS

Shareholders	the holders of the Ordinary Shares or ADSs, as applicable, from time to time

Special Dividend	a special dividend that may be returned following completion of the Tender Offer if the full $100 million is not returned through the Tender Offer and the Board determines there is sufficient surplus to return such, without interest, less any applicable withholding taxes and subject to market and industry conditions at the time and any relevant legal restrictions

Takeover Code	the City Code on Takeovers and Mergers

Tender Agent	Citibank, N.A., located at 388 Greenwich Street, New York, New York, 10013, United States

Tender Conditions	the conditions of the Tender Offer as set out in Part V and Part VIII of the Circular

Tender Form	the form enclosed with the Circular for use by Ordinary Shareholders who hold Ordinary Shares in Certificated form in connection with the Tender Offer

Tender Offer	the invitation to Shareholders to tender Ordinary Shares (including Ordinary Shares represented by ADSs) on the terms and conditions set out in the Circular (and, where the context so requires, the associated repurchase of such Ordinary Shares by the Company from Jefferies)

Tender Price	250 pence being the price per Ordinary Share (equivalent to £25.00 per ADS)

Transaction	the acquisition by BMS of the Company’s stocks in Karuna for a total equity value of approximately $14 billion

Uncertificated Form or Uncertificated	a share recorded on the Register as being held in uncertificated form in CREST and title to which, by virtue of the Uncertified Securities Regulations, may be transferred by means of CREST

United Kingdom or UK	the United Kingdom of Great Britain and Northern Ireland, its territories and dependencies

United States, US or USA	the United States of America, its territories and possessions, any state of the United States and the District of Columbia

US dollar or USD or US$ or $	the lawful currency of the United States

US Holders	has the meaning given to it in paragraph 1.4 of section B of Part VI of the Circular